VITia, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Vitia Inc. and subsidiary
Consolidated Statements of Financial Position
As of December 31, 2024, 2023, 2022 and 2021
(In US Dollars)

		2024	2023	2022	2021
Assets					
Current Assets -					
Cash	$	36,482	24,354	6,088	5,495
Other Accounts Receivable		169,714	73,229	13,875	3,640
Non-Current Assets					
Start-Up Costs		124,241	83,307	23,746	19,409
Intangibles - Software Development		-	-	-	-
Total Assets	$	330,437	180,890	43,709	28,544
Liabilities					
Current Liabilities					
Other Accounts Payable	$	-	-	-	-
Stockhoders' Equity					
Capital Stock		16	12	-	-
SAFE Agreements		371,050	180,000	45,000	30,000
Retained Earnings		(40,629)	878	(1,291)	(1,456)
Total Stockholders' Equity		330,437	180,890	43,709	28,544
Total Liabilities and Stockholders Equity	$	330,437	180,890	43,709	28,544

Vitia Inc. and subsidiary
Consolidated Statements of Profit or Loss
For the years ended December 31, 2024, 2023, 2022 and 2021
(In US Dollars)

		2024	2023	2022	2021
Revenues -					
Sales	$	-	-	-	-
Other		-	-	-	-
Total Revenues		-	-	-	-
Administrative Expenses		-	-	-	-
Operating Income		-	-	-	-
Exchange (gain) loss		41,507	(2,169)	(165)	1,456
Income before taxes		**(41,507)**	**2,169**	**165**	**(1,456)**
Income tax expense		-	-	-	-
Income for the year	$	**(41,507)**	**2,169**	**165**	**(1,456)**

Vitia Inc. and subsidiary
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023, 2022 and 2021
(In US Dollars)

		2023	2023	2022	2021
Cash flows from operating activites					
Income before income taxes	$	(41,507)	2,169	165	(1,456)
Adjustments for non-cash items		-	-	-	-
		(41,507)	2,169	165	(1,456)
Other accounts receivable		(96,485)	(59,354)	(10,235)	(3,640)
Other Accounts Payable		-	-	-	-
Net cash generated from operating activities		**(137,992)**	**(57,185)**	**(10,070)**	**(5,096)**
Cash flows from investing activities					
Start-Up Costs		(40,934)	(59,561)	(4,337)	(19,409)
Intangibles - Software Development		-	-	-	-
Net cash used in investing activities		**(40,934)**	**(59,561)**	**(4,337)**	**(19,409)**
Cash flows from financing activities					
Proceeds from capital stock increase		4	12	-	-
Proceeds from SAFE Ageeements		191,050	135,000	15,000	30,000
Net cash obained from financing activities		**191,054**	**135,012**	**15,000**	**30,000**
Net increase in cash		**12,128**	**18,266**	**593**	**5,495**
Cash					
At beginning of year		24,354	6,088	5,495	-
At end of year	$	36,482	24,354	6,088	5,495

Vitia Inc. and subsidiary
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2024, 2023, 2022 and 2021
(In US Dollars)

		Capital Stock	SAFE Agreements	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2021	$	-	-	-	-
Capital Stock inrease		-	-	-	-
SAFE Agreements		-	30,000	-	30,000
Income for the year		-	-	(1,456)	(1,456)
Balance as of December 31, 2021		-	30,000	(1,456)	28,544
Capital Stock inrease		-	-	-	-
SAFE Agreements		-	15,000	-	15,000
Income for the year		-	-	165	165
Balance as of December 31, 2022		-	45,000	(1,291)	43,709
Capital Stock increase		12	-	-	12
SAFE Agreements		-	135,000	-	135,000
Income for the year		-	-	2,169	2,169
Balance as of December 31, 2023	$	12	180,000	878	180,890
Capital Stock increase		4	-	-	4
SAFE Agreements		-	191,050	-	191,050
Income for the year		-	-	(41,507)	(41,507)
Balance as of December 31, 2024	$	16	371,050	(40,629)	330,437

VITia, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

VITia, Inc. (the "Company") is a corporation organized on January 04, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.